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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos



Date: Thu 31 Jul 2003 01:48:58 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Weekly Drilling Summary for week ending
31 July 2003

Number of pages (incl. cover sheet): 2

7/31

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 31ST July 2003

Wildcat Exploration Wells

Chiru 1

Type	Oil Wildcat	
Location	WA 209P, 6km N of Elk 1 and some 13km N of the Stag Production Platform.	
Status at 0600hrs 31/07/03	Pulling out of hole at TD. Chiru 1 reached a total depth of 1779m with 1544m progress for the week. No significant hydrocarbon shows have been encountered, and the well is to be plugged and abandoned.	
Planned Total Depth	1782m	
Interest	Apache	45%
	Santos Group	36%
	Marathon	19%
Operator	Apache	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 24th July, 2003 Santos Limited also participated in 5 delineation and 3 development wells.
A complete list of Santos' drilling activity is available from www.santos.com